CODE OF ETHICS

MCKENZIE BAY COMPANIES

The officers of McKenzie Bay International, Ltd. and its subsidiaries hold an important and elevated role in corporate governance. Each of the officers of the McKenzie Bay companies is involved to some degree in the financial organization of the parent company or its subsidiaries and, therefore, bears a responsibility to the shareholders, the employees of the McKenzie Bay companies and the general public. This Code of Ethics is intended to reflect the high priority which the McKenzie Bay companies place on the ethical conduct of its business throughout the world. Officers of McKenzie Bay International, Ltd. and its subsidiaries are expected to adhere to and advocate the following ethical guidelines:

I.

   All officers shall:

    A. conduct the business of the McKenzie Bay companies fairly, impartially in an ethical and proper manner and in full compliance with all laws and regulations.

    B. approach and handle all relationships with integrity including those with shareholders, customers, suppliers, employees and the communities in which business is conducted.

    C. refrain from any conduct or activity that may raise questions as to the McKenzie Bay companies' honesty or reputation or otherwise cause embarrassment to any of the McKenzie Bay companies.

    D. adopt, practice and advocate the following values:

1. we will be a world-class leader in every aspect of our business.

2. we will always take the high road by practicing the highest ethical standards and by honoring our commitments.

3. we will take personal responsibility for our actions and treat everyone fairly and with trust and respect.

    E. ensure that all employees are encouraged to address questions or concerns regarding any of the McKenzie Bay companies' ethics or standards of conduct with management.

    F. demonstrate personal support for the code of ethics through periodic communication reinforcing these ethical standards throughout the organization.


II.

   The Chief Financial Officer shall:

    A. prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interests of the enterprise and what could result in material personal gain for a member of the financial organization including the Chief Financial Officer.

    B. provide a specific mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

    C. establish reporting systems and procedures to ensure that business transactions are properly authorized and completely and accurately recorded on the books and records of the McKenzie Bay companies in accordance with Generally-Accepted Accounting Principles and established company financial policy.

    D. establish systems and procedures to ensure that the retention or proper disposal of company records will be in accordance with established financial policies and applicable legal and regulatory requirements.

    E. establish systems and procedures to ensure that periodic financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will quickly and accurately determine their significance and consequence.

    F. establish reporting systems and procedures to monitor the compliance of the finance organization with any applicable federal, state or local statute, regulation or administrative rule.

    G. establish reporting systems and procedures to identify, report and correct in a swift and certain manner any detected deviations from applicable federal, state or local statute or regulation.

III.

  The Corporate Governance Committee shall:

    A. establish and publicize to all employees procedures whereby an employee may confidentially communicate to the Corporate Governance Committee or a member of the Corporate Governance Committee concerning any alleged violations of this Code of Ethics.

    B. establish appropriate procedures for the prompt investigation and disposition of any and all employee communications regarding violations of this Code of Ethics or regarding any harassment of or retaliatory conduct towards an employee who may have previously reported an alleged violation of this Code of Ethics.

    C. promptly submit to the full Board of Directors a report setting forth the allegations received, the investigatory steps taken by the committee, a final judgment by the committee as to whether or not in the opinion of the committee there has been a violation of the Code of Ethics or any harassment or retaliatory action taken toward an employee who has previously submitted correspondence to the committee and if the committee finds that there has been a breach of this Code of Ethics or harassing or retaliatory conduct toward an employee, then its recommendation regarding the appropriate disciplinary action to be taken.